Exhibit 99.1

Maris-Tech Receives $280,000 Order for Peridot Night Systems for Terrain Dominance Applications

Order for compact day and thermal imaging solution reflects continued demand across Maris-Tech’s situational awareness portfolio

Rehovot, Israel, Aug. 25, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, artificial intelligence (“AI”), and video intelligence solutions for defense applications, today announced that it has received an order of approximately $280,000 for its Peridot Night systems for use in observation and terrain dominance applications.

The order reflects continued demand for Maris-Tech’s situational awareness solutions and follows the Company’s completion of development of the Peridot Night system earlier this year.

The Peridot Night system is a compact, ruggedized day vision and thermal imaging solution designed for situational awareness and observation applications. The system combines thermal cameras and a full HD day camera, providing a 90-degree field of view per module. Onboard AI capabilities are designed to support object detection and classification at the edge, while the system can also transmit video to a host observation solution.

Designed for deployment across defense and homeland security applications, the Peridot Night system supports use cases including situational awareness, terrain dominance, border surveillance, and fixed-site monitoring. Its compact architecture is designed to facilitate integration into systems with limited space.

“We believe that this order is an important step in the adoption of Peridot Night system and reflects the need we are seeing for compact observation systems that combine day and thermal imaging with processing at the edge,” said Israel Bar, Chief Executive Officer of Maris-Tech. “For terrain dominance applications, the ability to integrate these capabilities into a small, ruggedized system can be particularly valuable. We are focused on translating our core video and edge-processing technology into practical systems that address specific operational requirements.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the advantages, benefits and capabilities of the Peridot Night system, its belief that this order is an important step in the adoption of the Peridot Night system and reflects the demand for compact observation systems that combine day and thermal imaging with processing at the edge, and the Company’s focus on translating its core video and edge-processing technology into practical systems that address specific operational requirements. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2026, and its other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com